

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via Facsimile
Mr. Dennis B. Meulemans
Chief Financial Officer
Addus HomeCare Corporation
2401 South Plum Grove Road
Palatine, IL 60067

> **Re:** **Addus Homecare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 1, 2012**
> **File No. 001-34504**

Dear Mr. Meulemans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 7

Allowance for Doubtful Accounts, page 8

1. Please confirm to us that you will provide qualitative and quantitative information for the changes in your allowance for doubtful accounts required by FASB ASC Topic 954-310-50-3 or tell us why you either believe this guidance does not apply to you or you have already complied with this guidance. If applicable, please provide us with the text of your proposed future disclosures based on your September 30, 2012 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining